Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Nine months ended September 30,
(in thousands, except for ratio)	2017	2016
Computation of earnings
Pretax income (a)	$(27,723)	$857
Add:
Interest expense on indebtedness	17,472	18,046
Amortization of debt issue costs	1,371	823
Interest portion of rent expense (b)	5,728	7,142
Distributed income of equity investees	5,801	16,623
Earnings	$2,649	$43,491

Computation of fixed charges
Interest expense on indebtedness	$17,472	$18,046
Amortization of debt issue costs	1,371	823
Interest portion of rent expense (b)	5,728	7,142
Fixed charges	$24,571	$26,011

Ratio of earnings to fixed charges	0.11	1.67

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.